ING VUL-CV

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
SECURITY LIFE OF DENVER INSURANCE COMPANY
and its
SECURITY LIFE SEPARATE ACCOUNT L1

Supplement Dated March 26, 2008, to the Prospectus Dated February 6, 2008

This supplement updates and amends certain information contained in your prospectus
dated February 6, 2008. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING UPCOMING FUND CLOSURES

Effective April 28, 2008, the following funds will be closed to new investors and to new investments by existing investors:

- ING VP High Yield Bond Portfolio;
- ING VP Real Estate Portfolio; and
- ING PIMCO Total Return Portfolio.

Policy owners who have policy value allocated to a subaccount that invests in one of these closed funds after April 28, 2008, may leave their policy value in that subaccount but future allocations and transfers into that subaccount will be prohibited. If your most recent premium allocation instructions include a subaccount that corresponds to one of these closed funds, premium received that would have been allocated to the subaccount corresponding to the closed fund will be automatically allocated among the other available subaccounts according to your most recent allocation instructions. If there are no other such subaccounts, you must provide us with alternative instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050. **See the "Transfers" section on page 58 of your policy prospectus for information about making fund allocation changes.**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See the "Lapse" section on page 66 of your policy prospectus for more information about how to keep your policy from lapsing. See also the "Reinstatement" section on page 67 of your policy prospectus for more information about how to put your policy back in force if it has lapsed.**

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in these funds, can be found in the current prospectus and Statement of Additional Information for that fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050